PEABODYS COFFEE, INC.
                           3845 Atherton Road, Suite 9
                            Rocklin, California 95765
                                 (916) 632-6090

                                 April 25, 2003

VIA ELECTRONIC SUBMISSION
-------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re:  Peabodys Coffee, Inc. (the "Company")
          Amendment No. 1 to Form SB-2 filed March 27, 2003
          File No. 333-102433

Ladies and Gentlemen:

     We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company intends to amend the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Stephen M. Fleming at 212-398-1494.

     Thank you for your assistance in this matter.


                                        PEABODYS COFFEE, INC.

                                        By: /s/ Todd N. Tkachuk
                                            --------------------
                                            Todd N. Tkachuk
                                            President